SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*

                            Macrochem Corporation
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  55590310
                                 -----------
                               (CUSIP Number)

                              October 26, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  55590310                                               Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

                                                       (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            908,329 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                908,329 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     908,329 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.71% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP No.  55590310                                               Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Bay Harbor Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            908,329 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                908,329 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     908,329 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.71% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP No.  55590310                                               Page 4 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,816,658 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,816,658 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,816,658 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.42% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            Macrochem Corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            110 Hartwell Avenue, Lexington, Massachusetts 02421-3134.

Item 2(a).  Name of Persons Filing:
            Strong River Investments, Inc. ("Strong River")
            Bay Harbor Investments, Inc. ("Bay Harbor")
            Cavallo Capital Corp. ("Cavallo")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Strong River and Bay Harbor:
            Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza,
            P.O.Box 873, Road Town, Tortolla, BVI.

            Cavallo:
            660 Madison, 18th floor, New York, NY  10021.

Item 2(c).  Citizenship:
            Strong River and Bay Harbor:
            British Virgin Islands.

            Cavallo:
            New York

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share, of the Company (the "Common Stock").

Item 2(e).  CUSIP Number:
            55590310

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

            (a) [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c) [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d) [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;
            (e) [ ]   An investment advisor in accordance with Rule 13-
                      d(b)(1)(ii)(E);
            (f) [ ]   An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [ ]   A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i) [ ]   A church plan that is excluded from the definition of
                      an investment company under Section (c)(14) of the
                      Investment Company Act;
            (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]
                                 Page 5 of 8

Item 4.   Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a)  Amount beneficially owned by each of Strong River and Bay
                 Harbor:
                 908,329 shares of Common Stock

            (b)  Percent of class:
                 3.71% (based on 24,458,697 shares of Common Stock outstanding as confirmed by the Company).

            (c)  Number of shares to which each of Strong River and Bay
                 Harbor has:

                 (i)    Sole power to vote or direct the vote:
                        -0-

                 (ii)   Shared power to vote or direct the vote:
                        908,329 shares of Common Stock*

                 (iii) Sole power to dispose or to direct the disposition of:
                        -0-

                 (iv) Shared power to dispose of or direct the disposition of:
                        908,329 shares of Common Stock*

_____________
* Does not include shares of Common Stock issuable to each of Strong River and Bay Harbor upon the exercise of certain warrants issued to each of Strong River and Bay Harbor by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such securities on not less than 61 days' notice to the Company.

                                 Page 6 of 8
            Cavallo:

            (a) Amount beneficially owned by Cavallo (see the disclosure in Section 6 hereof):
                 1,816,658 shares of Common Stock**

            (b)  Percent of class:
                 3.71% (based on 24,458,697 shares of Common Stock outstanding as confirmed by the Company).

            (c) Number of shares to which Cavallo (see the disclosure in Section 6 hereof) has:

                 (i)    Sole power to vote or direct the vote:
                        -0-

                 (ii)   Shared power to vote or direct the vote:
                        1,816,658 shares of Common Stock*

                 (iii) Sole power to dispose or to direct the disposition of:
                        -0-

                 (iv) Shared power to dispose of or direct the disposition of:
                        1,816,658 shares of Common Stock*

Item 5.   Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
            Pursuant to an investment management agreement between Strong River and Cavallo, Cavallo has the power to sell or vote on behalf of Strong River, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

            Pursuant to an investment management agreement between Bay Harbor and Cavallo, Cavallo has the power to sell or vote on behalf of Bay Harbor, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
            Not applicable.

Item 8.   Identification and Classification of Members of the Group.
            Not applicable.

Item 9.   Notice of Dissolution of a Group.
            Not applicable.
_____________
** Does not include shares of Common Stock issuable to each of Strong River and Bay Harbor upon the exercise of certain warrants issued to each of Strong River and Bay Harbor by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such securities on not less than 61 days' notice to the Company.

                                 Page 7 of 8

Item 10.  Certification.
            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000



                            Strong River Investments, Inc.

                            By: Cavallo Capital Corp., Investment Manager


                                By: /s/ Avi Vigder
                                -------------------------------------------
                                Name:   Avi Vigder
                                Title:  Managing Director


                            Bay Harbor Investments, Inc.

                            By: Cavallo Capital Corp., Investment Manager


                                    By: /s/ Avi Vigder
                                -------------------------------------------
                                Name:   Avi Vigder
                                Title:  Managing Director

                            Cavallo Capital Corp.

                            By: /s/ Avi Vigder
                               -----------------------------------------
                                Name:  Avi Vigder
                                Title: Managing Director

                                 Page 8 of 8